

November 16, 2015

<u>Via E-Mail</u>
Richard Brand
Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, NY 10281

      Re: **Puma Biotechnology, Inc.**
              PRRN14A filed November 10, 2015
              Filed by Frederic N. Eshelman, James Daly, Seth A. Rudnick
                and Kenneth B. Lee
              File No. 1-35703

Dear Mr. Brand:

      We have reviewed your filing listed above and the accompanying response letter dated November 10, 2015. We have the following additional comments. All defined terms used here have the same meaning as in the amended consent statement.

General

1. Refer to your response to comment 2 in our prior comment letter dated November 6, 2015. Confirm that the revised consent statement will contain the web site address where your proxy materials will be posted.

Background and Reasons for the Solicitation, page 5

2. Briefly summarize the email and phone discussions between July 23, 2015 and September 10, 2015 concerning your Initial 220 Request referenced in the first paragraph on page 7 of the consent statement.

3. Refer to the fourth paragraph on page 13 of the consent statement. Revise to restate as a belief the assertion regarding Mr. Eshelman's level of ownership in the Company.

4. Explain why you made the Second (and substantively different) 220 Request.

5. Supplementally provide a copy of the pleadings in the lawsuit filed by Mr. Eshelman and referenced on page 18 of the consent statement.

If you have any questions regarding these comments or your filing in general, please contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions